UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NET 1 UEPS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64107N206

(CUSIP Number)

June 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64107N206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nedbank Rainmaker Equity Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,787,103

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,787,103

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,787,103

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IA

This Statement on Schedule 13G relates to Common Stock, par value $0.001 per share (“Common Stock”), of Net 1 UEPS Technologies, Inc. (the “Issuer”). The Reporting Person is the beneficial owner of the Common Stock reported herein.

Item 1.
	(a)	Name of Issuer Net 1 UEPS Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4th Floor, North Wing, President Place, Cnr Jan Smuts Avenue & Bolton Road, Rosebank, Johannesburg, South Africa.

Item 2.
	(a)	Name of Person Filing Nedbank Rainmaker Equity Fund.
	(b)	Address of Principal Business Office or, if none, Residence BoE Clocktower, Clocktower Precinct, V & A Waterfront, Cape Town, 8000, South Africa.
	(c)	Citizenship Republic of South Africa.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share, of the Issuer.
	(e)	CUSIP Number 64107N206.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Nedbank Rainmaker Equity Fund is the beneficial owner of 1,787,103 shares of the Common Stock, or 6.2% of the aggregate number of shares of Common Stock outstanding, assuming that Nedbank Rainmaker Equity Fund converted all 1,787,103 shares of Special Convertible Preferred Stock of the Issuer it holds into Common Stock and that no other holder converted its shares of Special Convertible Preferred Stock. Nedbank Rainmaker Equity Fund became the beneficial owner of the shares on 30 June 2004 in connection with an SEC registered exchange offer pursuant to which it exchanged the shares of common stock held by it in Net 1 Applied Technology Holdings Limited, a company existing under the laws of South Africa, for the Special Convertible Preferred Shares. Nedbank Rainmaker Equity Fund is the beneficial owner of 1,787,103 shares of the Common Stock because it has the right to convert at any time any or all of the 1,787,103 shares of Special Convertible Preferred Stock of the Issuer, held on its behalf through a trust structure necessitated by South African exchange control requirements, into an equal number of shares of Common Stock. The Special Convertible Preferred Stock has voting rights equivalent to those of the Common Stock and votes together with the Common Stock as a single class. Nedbank Rainmaker Equity Fund has the right to vote and direct the disposition of the shares of Special Convertible Preferred Stock held on his behalf.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Nedbank Rainmaker Equity Fund beneficially owns its shares on behalf of retail investors in South Africa, each of whose interest is less than five percent of the outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2005

NEDBANK RAINMAKER EQUITY FUND

By: /s/ Anthony Sedgwick
Name: Anthony Sedgwick
Title: Director, Polaris Capital

SPECIAL POWER OF ATTORNEY

We the undersigned, authorised signatories of NRI

do hereby nominate, constitute and appoint

Polaris Capital (Pty) Limited

1                                      to be our lawful Attorney and Agent to manage and transact all our investment affairs in accordance with the portfolio management agreement (the Agreement) entered into between NRI and the Company simultaneously and in respect of the investment of monies on our behalf in any Company, Corporation, Institution, Government or Municipal body or other entity and in regard to all other Assets as defined in the Agreement and for such purpose

2                                      to sign all documents or agreements and to do or cause to be done whatsoever shall be necessary to give effect to the Agreement;

3                                      to sign forms of acceptance, letters of renunciation and any such other documents as our said Attorney and Agent shall deem necessary in respect of offers of shares or new issues of stock, debentures, derivatives and other securities, by any Company, Corporation, Institution, Government or Municipal body or other entity;

4                                      to subscribe and apply for shares, stock, debentures and other securities;

5                                      to sign any deeds or document relating to any Company, Corporation, Institution, Government or Municipal body or other entity on our behalf (including the signing of any transfer form whether as transferor or transferee);

6                                      to liaise with the custodian who is responsible for performing any act and signing any document requisite or necessary for the purposes of registering any security;

7                                      to register any share, stock, debenture or scrip in the name of the Trustee Nominee Company;

8                                      to choose our address for any purpose;

9                                      to liaise with the custodian who is responsible for operating the bank account referred to in clause 5.2.1 of the Agreement, and to procure that the custodian withdraws such fees, costs and expenses to which the Company is entitled, in each case as permitted by and in accordance with the terms of the Agreement;

10                               to liaise with the custodian who is responsible for collecting on our behalf all dividends, interest, bonuses;

11                               to liaise with the custodian who is responsible for taking up and exercising any rights and privileges on our behalf and renouncing or waiving any such rights or privileges;

12                               to do all such things and sign all such documents as may be requisite or necessary to protect our rights in regard to any investment which we may hold;

13                               to sign any documents and exercise any rights with regard to any scheme of arrangement, compromise, take-over, splitting or consolidation of shares, stock, debenture and other securities;

14                               if the Company address such a request to the custodian, it shall copy NRI with its written request to the custodian. NRI may, at any time, up to and including at the meeting, in writing, addressed to the Company, the custodian and the company concerned, revoke any proxy issued as a result of the Investment Manager’s actions. In advising on and requesting the issue of proxies, the Company shall at all times only act in NRI’s own best interest, that is, in furtherance of what the Company believes in good faith to be in NRI’s best interest as an investor in the Securities concerned.

It is further recorded and agreed that other than in respect of matters of which the Company advises NRI as set out in this paragraph 13, NRI specifically elects not to be informed of every matter in respect of which it would be entitled to vote as the beneficial and/or registered owner of securities held in the Portfolio(s) and generally for effecting the purposes set out above, to do or cause to be done whatsoever shall be requisite as fully and effectually, to all intents and purposes, as we might or could do if personally present and acting herein — hereby ratifying, allowing and confirming and promising and agreeing to ratify, allow and confirm all and whatsoever our said Attorney and Agent shall lawfully do or cause to be done by virtue of and in accordance with this Power of Attorney.

EXECUTED at CAPE TOWN this 13TH day of APRIL 2004
in the presence of the undersigned witnesses.

For and on behalf of NRI

/s/ N Andrew
Head: Nedcor Retail Investments

/s/ S Roach
Head Operations: Nedcor Retail Investments

Witnesses:

/s/ L Momberg